
03026744

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

ZOLL Medical Corporation Employee Savings Plan

ZOLL Medical Corporation
32 Second Avenue
Burlington, Massachusetts 01803


SEC MAIL PROCESSING
RECEIVED
JUL 11 2003
WASH. D.C.
181
SECTION

REQUIRED INFORMATION ATTACHED

1. Audited statements of financial condition in accordance with the financial reporting requirements of ERISA.

2. Audited statements of income and changes in plan equity in accordance with the financial reporting requirements of ERISA.

3. Written consent of the accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZOLL MEDICAL CORPORATION EMPLOYEE SAVINGS PLAN

By: ZOLL Medical Corporation

By: 

Name: A. Ernest Whiton
Title: Vice President of Administration and CFO

Date: July 10, 2003

ZOLL MEDICAL CORPORATION EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002

Table of Contents

Belanger&Company, P.C.
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
6 Courthouse Lane
Chelmsford, Massachusetts 01824
(978) 458-3700
Fax (978) 458-1574

Independent Auditors' Report

To the Plan Administrator of
ZOLL Medical Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ZOLL Medical Corporation Employee Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Belanger & Company, P.C.

BELANGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 27, 2003

ZOLL MEDICAL CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
Assets:		
Investments (Note 3)	$8,465,801	$8,219,218
Receivables:		
Employer	349,680	297,723
Employee	130,024	116,193
Accrued interest	13	96
Total Assets	8,945,518	8,633,230
Liabilities	-0-	-0-
Net Assets Available For Benefits	$8,945,518	$8,633,230

The accompanying notes are an integral part of these financial statements.

ZOLL MEDICAL CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

Additions To Net Assets Attributed To:	
Investment income	$ 87,301
Net realized and unrealized appreciation (depreciation) in fair value of investments (Note 3)	(1,597,969)
Contributions:	
Employer	349,680
Employee	1,933,402
Rollovers	136,238
Total Additions	908,652
Deductions From Net Assets Attributed To:	
Benefits paid to participants	592,614
Participant loan fees	3,750
Total Deductions	596,364
Net Increase	312,288
Net Assets Available For Benefits - Beginning of Year	8,633,230
Net Assets Available For Benefits - End of Year	$ 8,945,518

The accompanying notes are an integral part of these financial statements.

Note 1: Description of the Plan:

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The ZOLL Medical Corporation Employee Savings Plan (the Plan) is a defined contribution plan established effective January 1, 1992 by the Board of Directors of ZOLL Medical Corporation (the Company) to provide eligible employees retirement, death and income tax benefits through voluntary deferral of income. All full-time employees of the Company who have completed six months of service and are 21 years of age or older are eligible to participate in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Participants may contribute, on a pretax basis, up to 15% of their annual compensation, subject to an annual deferral limit for plans operating under Section 401(k) of the Internal Revenue Code (IRC). Participants are also allowed to make catch-up contributions in an amount up to 100% of compensation earned during the final month of the plan year, provided such contributions do not exceed 15% of the participants' respective annual compensation and the maximum annual deferral limits permitted under Section 402(g) of the IRC.

The Company makes a discretionary matching contribution for all active plan participants, up to the total that participants defer to the Plan. The Company's contribution is allocated to each participant based on the deferral amount as a percentage of the total deferrals. Additional amounts may be contributed at the option of the Company's board of directors.

Participant Accounts and Vesting:

Each participant's account is credited with the participant's contributions, employer contributions and rollover amounts from other qualified plans, including earnings thereon. Investment income and realized and unrealized investment gains and losses are allocated to participants' accounts based on the number of shares held by each participant. Participants are immediately vested in their voluntary pretax contributions plus actual earnings thereon. Participants vest in employer contributions to their accounts, plus actual earnings thereon, after four years of service. The benefit to which a participant is entitled is the vested portion of the participant's account balance. Forfeitures of participants' nonvested account balances are used to reduce the Company's future contributions to the Plan.

Note 1: Description of the Plan: (Continued)

Investment Options:

Participants are allowed to contribute, in whole percentage increments, to any of the following mutual fund options:

Zoll Medical Corporation Common Stock Fund - This fund invests directed contributions solely in common stock of the Company.

Fidelity Advisor Equity Growth Fund - The Fund seeks to achieve capital appreciation by investing primarily in common stock, preferred stock and securities convertible to common stock with above average growth characteristics.

Fidelity Advisor Dividend Growth Fund - The Fund seeks long-term capital appreciation. The Fund offers investors access to a portfolio of stocks recognized for their potential to increase or begin paying dividends, which is a sign of a company's financial strength and growth potential.

Fidelity Advisor Growth Opportunities Fund - Seeks capital growth that exceeds market performance through investments in growth, cyclical and value stocks, and securities convertible into common stocks.

Fidelity Advisor Balanced Fund - Seeks income and capital growth by utilizing a balanced approach to provide the best possible total return from income-producing securities.

Fidelity Advisor Overseas Fund - Seeks growth through carefully researched investments outside of North America, including the Far East, Pacific Basin, Europe and Latin America.

Fidelity Prime Fund - Seeks high levels of current income consistent with the preservation of capital and the maintenance of liquidity.

Fidelity Advisor Intermediate Bond Fund - Seeks a high rate of income consistent with preservation of capital by investing in investment grade fixed income securities.

Federated Max-Cap Fund - Seeks a total return, which corresponds to the Standard & Poor's 500 Index (S & P 500).

Neuberger Berman Genesis Fund - Seeks long-term capital growth by investing primarily in the securities of relatively small or little known companies often referred to as emerging growth companies.

Wells Fargo Outlook 2010, 2020, 2030 and 2040 Funds - Designed to provide long-term investors with an asset allocation strategy based on the investor's projected (or expected) year of retirement. Each of the funds seeks to provide long-term investors with an asset allocation strategy designed to maximize assets for retirement or for other purposes consistent with the quantitatively measured risk that investors, on average, may be willing to accept given this time horizon. Assets are allocated across three asset classes - stocks, bonds, and cash.

Participants are allowed to change their salary contributions and allocation of contributions, as well as their accumulated contributions, on a semiannual basis.

Note 1: Description of the Plan: (Continued)

Participant Loans Receivable:

The Plan provides for loans to active participants. There is a $125 charge to the participant to apply for a loan. The maximum loan generally allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior year or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The Plan Administrator establishes the interest rate and the repayment terms, both of which are fixed for the term of the loan. The interest rate is based on the prime interest rate, as defined, plus one percent. Repayment periods generally range from one to five years, with a 15-year maximum for loans used in connection with the purchase of a principal residence. Loan repayments are made through payroll deductions, with principal and interest being credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time. There will be no partial prepayment of loans or refinancing of loans. No participant shall have more than one loan from the Plan outstanding at any time.

Payment of Benefits:

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over 10 years. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts:

At December 31, 2002 forfeited nonvested accounts totaled $24,886. These accounts will be used to reduce future employer contributions. The employer matching contribution for 2002 was reduced by $24,000 from forfeited nonvested accounts.

Note 2: Significant Accounting Policies:

Basis of Presentation:

The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investments:

Investment of the Plan in Zoll Medical Corporation common stock is stated at market, market being the last sale price on December 31 as reported on the New York Stock Exchange. Investments in mutual funds are valued at the net asset value of shares held by the Plan as of December 31. Participant loans are valued at cost, which approximates fair value.

The change in the difference between fair value and historical cost basis of investments is reflected in the statement of changes in net assets available for benefits as net realized and unrealized appreciation (depreciation) in fair value of investments.

Note 2: Significant Accounting Policies: (Continued)

Investment Transactions and Investment Income:

Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the accounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits:

Benefits are recorded when paid.

Note 3: Investments:

The following presents investments that represent 5 percent or more of the Plan's net assets.

	2002	2001
Fidelity Prime Fund, 1,147,372 and 992,194 shares, respectively	$1,147,372	$ 992,194
Fidelity Advisor Growth Opportunities Fund, 55,299 and 45,008 shares, respectively	1,227,079	1,294,426
Fidelity Advisor Balanced Fund, 43,949 and 31,496 shares, respectively	606,061	489,137
Fidelity Advisor Equity Growth Fund, 64,827 and 59,707 shares, respectively	2,189,224	2,907,137
Fidelity Advisor Intermediate Bond Fund, 81,767 and 54,418 shares, respectively	921,509	583,909
Zoll Medical Corp Common Stock, 9,911 and 13,107 shares, respectively	N/A	510,387
Neuberger Berman Genesis Fund, 48,628 and 27,375 shares, respectively	805,287	470,032

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(1,597,969) as follows:

Mutual funds	$(1,559,019)
Common stock	(38,950)
	$(1,597,969)

Note 4: Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 5: Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will become 100 percent vested in their accounts and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with ERISA.

Note 6: Administrative Expenses:

All administrative expenses have been paid by the Company.

Note 7: Income Tax Status:

The Company adopted a prototype plan which has received an opinion letter from the Internal Revenue Service dated December 10, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

ZOLL MEDICAL CORPORATION EMPLOYEE SAVINGS PLAN

EIN 04-2711626/PLAN NO. 001

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Prime Fund 1,147,372 Shares		$1,147,372
		Inst Cash Portfolio Money Market Fund 11,709 Shares		11,709
*	Fidelity Advisors	Equity Growth Fund 64,827 Shares		2,189,224
		Growth Opportunities Fund 55,299 Shares		1,227,079
		Balanced Fund 43,949 Shares		606,061
		Overseas Fund 24,102 Shares		265,850
		Intermediate Bond Fund 81,767 Shares		921,509
		Dividend Growth Fund 43,900 Shares		404,317
	Neuberger Berman	Genesis Fund 48,628 Shares		805,287
	Federated	Max-Cap Fund 13,624 Shares		242,903
	Wells Fargo	Outlook 2010 Fund 438 Shares		4,594
		Outlook 2020 Fund 472 Shares		5,040
		Outlook 2030 Fund 734 Shares		7,953
		Outlook 2040 Fund 989 Shares		10,935
*	Zoll Medical Corp.	Common Stock 9,911 Shares		353,525
*	Participant Loans	5.25% to 10.5%		262,443
				$8,465,801

*A party-in-interest as defined by ERISA

This schedule does not disclose the historical cost of the Plan assets held by the investment manager because all funds are participant directed.

Belanger&Company, P.C.
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
6 Courthouse Lane
Chelmsford, Massachusetts 01824
(978) 458-3700
Fax (978) 458-1574

Exhibit 1

CONSENT OF CERTIFIED INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of the Zoll Medical Corporation Employee Savings Plan on Form S-8 (Registration No. 333-38048) of our report dated June 27, 2003 on our audits of the financial statements of the Zoll Medical Corporation Employee Savings Plan as of December 31, 2002 and 2001, which report is included in this Annual Report on Form 11-K of the Plan which is being filed as Exhibit 13(b) to the Annual Report on Form 10-K of Zoll Medical Corporation for the year ended December 31, 2002.



BELANGER & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
July 9, 2003

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned ZOLL Medical Corporation, the Plan Administrator of the ZOLL Medical Corporation Employee Savings Plan (the "Plan"), hereby certifies that the Plan's annual report on Form 11-K for the year ended December 31, 2002 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan. This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be part of the Report or "filed" for any purpose whatsoever.

Date: July 10, 2003

ZOLL MEDICAL CORPORATION

By: 

Name: A. Ernest Whiton

Title: Vice President of Administration and CFO

LIBB/1194302.1